UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to

Commission file number 1-5097

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

AVANZAR INTERIOR TECHNOLOGIES, LTD
SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOUR MONTHS ENDED DECEMBER 31, 2005

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOUR MONTHS ENDED DECEMBER 31, 2005

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2005 and the related statement of changes in net assets available for benefits for the four months ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan as of December 31, 2005, and the changes in net assets for the four months ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

		December 31, 2005
ASSETS		
Investments		
Investment in Master Trust	$	2,875
Receivables		
Employer contributions		12,963
Participant contributions		67
		13,030
Net assets available for benefits	$	15,905

See notes to financial statements

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Four Months Ended December 31, 2005
ADDITIONS		
Additions to net assets attributed to:		
Investment income		
Net depreciation in fair value of investments	$	(20)
Other investment income		22
		2
Contributions		
Participants		2,320
Employer		12,963
		15,283
Total additions		15,285
DEDUCTIONS		
Deductions from net assets attributed to:		
Distributions and withdrawals		-
Administrative expenses		-
Total deductions		-
Transfers from other Plans, net		620
Net increase		15,905
Net assets available for benefits, beginning of year		-
Net assets available for benefits, end of year	$	15,905

See notes to financial statements

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, provided to all participants, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective September 1, 2005 for participation by eligible employees of Avanzar Interior Technologies, Ltd., a production facility of Johnson Controls, Inc. (the "Company" or "employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. The Company also makes a non-elective annual contribution to the Plan representing three percent (3%) of participant's compensation for employees. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more that once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after five years of credited service. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by plan provisions with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The investments in the Johnson Controls Common Stock Fund and the U.S. Equity Index Commingled Pool are stated at an estimated fair value accounted for on a unit value method. The unit value of the fund is computed daily based on share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2005, the Plan held 25 units of the U.S. Equity Index Commingled Pool at a unit value of $39.24.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented in Note 8.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2005.

There were no forfeitures of related to the Plan in the Master Trust at December 31, 2005.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2005:

Investment at fair value as determined by quoted market price:		
Fidelity Freedom 2015 Fund, 132 shares	$	1,521
Investments at estimated fair value:		
Fidelity U.S. Equity Index Commingled Pool, 25 units		1,000

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	(19)
Investment at estimated fair value:		
Commingled Fund		(1)
Net decrease in fair value	$	(20)

NOTE 4 – TAX STATUS

A request has been made by the Company to the Internal Revenue Service for a determination letter that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented on pages 9 and 10:

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,	
Assets	2005	2004
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 811,463,260	$ 721,096,654
Investments at estimated fair value:		
Common Stock Fund	971,305,041	946,729,984
Commingled Pool	239,206,060	202,982,080
	1,210,511,101	1,149,712,064
Investments at contract value:		
Investment Contracts	292,337,073	262,088,610
Participant Loans	70,509,453	65,304,782
	362,846,526	327,393,392
Total Assets	$ 2,384,820,887	$ 2,198,202,110

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2005
Additions	
Additions to net assets attributed to:	
Investment Income:	
Mutual Funds	$ 10,052,655
Common Stock Fund	121,062,386
Commingled Pool	11,238,712
	142,353,753
Contributions	
Participants	130,265,345
Employer	34,472,418
	164,737,763
Interest and dividend income	71,519,062
Total additions	378,610,578
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	197,127,145
Administrative fees	510,654
Total deductions	197,637,799
Net increase prior to transfers from other plans	180,972,779
Transfers from other plans, net	5,645,998
Net increase	186,618,777
Net assets available for benefits:	
Beginning of the year	2,198,202,110
End of the year	$ 2,384,820,887

SUPPLEMENTAL SCHEDULE

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1818668
DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Puritan Fund	4 shares	$ 71
Growth & Income Portfolio	2 shares	71
Overseas Fund	2 shares	71
Freedom 2015 Fund	131 shares	1,521
U.S. Equity Index Commingled Pool	25 units	1,000
Artisan Mid Cap Growth Fund	2 shares	70
*Johnson Controls Common Stock Fund	1/2 unit	71
Total investments		$ 2,875

* Indicates party-in-interest.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT (401k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN

By:

R. Bruce McDonald
Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 15, 2006

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 15, 2006, relating to the statement of net assets available for benefits of Avanzar Interior Technologies, Inc. Savings and Investment 401(k) Plan as of December 31, 2005, the related statement of changes in net assets available for benefits for the four months ended December 31, 2005, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.
Milwaukee, Wisconsin
June 15, 2006